PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

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Name:  Mr. Adam Washecka
Organization:  United States Securities and Exchange Commission
Telephone Number:  (202) 551-3375
Fax Number:  (202) 772-9205
Total Number of Pages, Including Cover Sheet:  21
Date:  July 10, 2006

FROM: Victor Tong
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PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

July 10, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

Re:	PacificNet Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 28, 2006

Form 10-QSB for Fiscal Quarter Ended June 30, 2006
File No. 000-24985

VIA EDGAR—CORRESP

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on June 12, 2006. In connection with that comment letter, the SEC had asked that we amend certain filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,

/s/ Victor Tong

Victor Tong, President
PacificNet, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005
Item 6. Management’s Discussion and Analysis, page 34
Revenue, page 37

1.
We note in the last paragraph of page 37 that your revenue within your Value-Added Services segment includes the sale of phone cards. Based on our previous correspondence with you and your segment footnote on page F-32, it was our understanding that your sale of calling cards was included within your Communications Distribution Business. Please expand your disclosure to clarify what these phone card sales in your Value-Added Services segment represent and how they differ from the calling card sales that you make in your Communication Distribution Business segment.

Response - Phone cards, as included in the Value-Added Services segment, refer specifically to phone cards sold by our subsidiary, Beijing Linkhead Technology Companies Limited. These phone cards are qualitatively different than the phone cards that are sold in the Communications Distribution Business, which are geared toward the end user. Linkhead phone cards are used as voice hardware equipment based on CPCI industry control machines and are used by Media Server to support access from both PSTN, and VoIP, softswitch and 3G networks.

The disclosure on page 37 will be expanded as follows:

The Company’s revenue in the sales of voice cards continued to grow through Linkhead-generated NMS cards and with the cards increasing use in voice hardware equipment, based on CPCT industry control machines and Media Server which supports access from both PSTN and VoIP, softswitch and 3G networks. These phone cards sold through the VAS segment differ from the calling cards sales in the Communication Distribution Business as described below in that those phone cards are geared towards the end user and include prepaid calling cards, IDD long distance calling cards, internet access cards, bundled cross-selling insurance cards, shopping discount cards, travel and hotel reservation cards, entertainment cards, and customer loyalty membership cards.

The disclosure on page F-32 will be expanded as follows:

(2) Value-Added Telecom Ser vices (VAS) - primarily involves machine voice services such as Interactive Voice Response, SMS and related VAS, which are conducted through our subsidiaries such as ChinaGoHi, Linkhead, Clickcom and Guangzhou 3G/Sunroom. For example, Linkhead is a master reseller of NMS hardware and software platforms in China, and its voice cards are used as an integral part of voice hardware using CPCI industry control machines, and also by Media Servers to support access from PSTN and VoIP, softswitch and 3G networks.

(3) Communication Products Distribution Services Group - primarily involves voice products distribution such as distribution of calling cards and other products, which are conducted through our subsidiary Yueshen and PacificNet Communication. These calling cards differ from the phone cards in the VAS business as these cards are geared towards the end user, and include prepaid calling cards, IDD long distance calling cards, internet access cards, bundled cross-selling insurance cards, and shopping discount cards.

Consolidated Balance Sheet, page F-2

2.	Disclose and explain to us your basis for classifying the restricted cash as a current asset. Refer to the guidance in ARB 43, Chapter 3A, paragraph 6.

Response - We have reviewed ARB 43, Chapter 3A, paragraph 6, which contemplates exclusion from the current assets classification those resources that are based on “claims to cash which are restricted as to withdrawal or use for other than current operations.” Our Company’s restricted cash represents a pledged bank deposit for a subsidiary, which can be converted to unrestricted cash within one year and therefore, it is classified as a current asset. Our classification as a current asset is based on the following provisions of ARB 43, Chapter 3A: (i) paragraph 4: which states, “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” and (ii) paragraph 5: which defines an operating cycle as a twelve-month period. Since the overriding consideration for when an asset should be classified as current or noncurrent lies in the asset’s ability to be liquid within a short period, we believe we have appropriately classified that asset as current.

Consolidated Income Statements, page F-3

3.
If the captions “Cost of Revenues” and “Gross margin” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “Cost of Revenues” or remove the caption “Gross margin” and indicate the amount of applicable depreciation that is excluded from “Cost of Revenues”.

Response - We have reviewed your comment as well as SAB 11:B and we believe neither applies since the captions “Cost of Revenues” and “Gross Margin” include depreciation and amortization expenses for property and equipment as previously disclosed in Note 4 to our consolidated financial statements, page F-24. Accordingly, we believe that the presentation was reported appropriately and no further revisions are necessary.

Consolidated Statement of Cash Flows, page F-5

4.
Please explain to us why you include the line items “Unrealized exchange gain due to foreign currency translation” and “Unrealized losses on marketable equity securities” as reconciling items within the operating cash flow section given that these items affect comprehensive income rather than net income.

Response - The statement of cash flows has been revised. Please refer to revised Consolidated Statements of Cash flows in question 7 exhibition.

5.
We note that the decrease in restricted cash provided you with approximately $1.8 million of investing cash flows during 2005. Does this mean that you reclassified this amount from restricted cash to cash and cash equivalents during the year? If so, tell us the circumstances that justified this reclassification. Otherwise, please clarify how the decrease in restricted cash affected your investing cash flows.

Response -Restricted cash represents cash deposits pledged for some bank loans, and overdraft facilities with one of our subsidiaries’ banks. During the year 2005, a portion of these bank loans and overdraft facilities were repaid and the corresponding pledged securities in the form of restricted cash was released into unrestricted cash and cash equivalents. As this activity was associated with an investing activity, the increase in cash flows was recorded under investing activities.

6.
Please tell us what the “Decrease in loan receivable” line item within the financing activities section represents and where this loan receivable is located on the balance sheet. In this regard, we note that the “Loan receivable from third parties” line item on the balance sheet increased by approximately $ 1.6 million between December 31, 2004 and December 31, 2005.

Response - “Decrease in loan receivable” represents “Loan receivable from third parties” and was classified in the caption “Loan receivable from third parties” on the consolidated balance sheet for 2005. It was inconsistently considered in the cash flow computation because $2,753 in the caption “decrease in loan receivables” in the cash flow computation for 2005 has been misclassified from the $4,325 “other current assets” on the consolidated balance sheet for 2004 less $1,572 in the caption “loan receivable from third parties” on the consolidated balance sheet for 2005. Please refer to revised Consolidated Statements of Cash flows in the question 7 exhibition. The consolidated balance sheet will also be revised to restate the “Loan receivable from third parties” for consistency. Loans receivable from third parties represent loans to unrelated parties. Such loans are arms-length transactions to nonaffiliated, and are carried out under market conditions.

7.
Further, tell us why you believe it is appropriate to classify cash payments and cash receipts related to “loan receivables” and “loan receivable from related party” within the financing activity section.

Response - In accordance with paragraphs 15 through 17 of SFAS 95, we have reclassified cash payments and cash receipts related to loans from the financing activities section to the investing activities section. We have amended the Consolidated Statements of Cash Flows as follows, which includes revisions resulting from comments 4-6 above:.

	(reported)	(restated)
CASH FLOWS FROM OPERATING ACTIVITIES	2005	2005
Net earnings	2,489	2,489
Adjustment to reconcile net earnings to net cash used in operating activities:		-
Equity loss (profit) of associated company	8	8
Common stock issued for services rendered	63	63
Unrealized exchange gain due to foreign currency translation	(271)	-
Minority Interest	2,926	2,926
Unrealized losses on marketable equity securities	11	-
Depreciation and amortization	1,126	1,126
Changes in current assets and liabilities net of effects from purchase of subsidiaries:	-	-
Accounts receivable and other current assets	2,732	6,631
Inventories	(539)	(539)
Accounts payable and accrued expenses	(3,880)	(3,880)
Net cash provided (used in) operating activities	4,665	8,824

CASH FLOWS FROM INVESTMENT ACTIVITIES
Decrease in restricted cash	1,849	1,849
Increase in purchase of marketable securities	(521)	(521)
Acquisition of property and equipment	(2,252)	(2,252)
Acquisition of subsidiaries and affiliated companies	(1,183)	(1,183)
Increase in loan receivables from third parties		(1,572)
Increase in loans receivables from related parties		(2,520)
Net cash used in investing activities	(2,107)	(6,199)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in loan receivables	2,753	-
Increase in loans receivables from related parties	(2,520)	-
Increase in loans payable to related parties	369	369
Advances (repayments) under bank line of credit	409	409
Advances under bank loans	(1,201)	(1,201)
Increase (repayment) of amount borrowed under capital lease obligations	(5)	(5)
Proceeds from sales of common stock	-	-
Repurchase of treasury shares	(15)	(15)
Proceeds from exercise of stock options and warrants	1,014	1,014
Payment of certain PIPE related expenses	(547)	(547)
Net cash provided by financing activities	257	24
Effect of exchange rate change on cash and cash equivalents		166

NET DECREASE IN CASH AND CASH EQUIVALENTS	2,815	2,815

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,764	6,764
CASH AND CASH EQUIVALENTS, END OF PERIOD	9,579	9,579

CASH PAID (RECEIVED) FOR:
Interest	229	229
Income taxes	(53)	(53)

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of option shares through increase in subscription receivable	44	44
Investment in subsidiary acquired through increase in subscription receivable	775	775
Repurchase of shares issued to Cheer Era	771	771
Investment in subsidiaries acquired through issuance of common stock	3,971	3,971

Nature of Operation and Summary of Significant Accounting Policies, page F-6
Principles of Consolidation and Basis of Presentation, page F-6

8.
Refers to the 1st bullet point on page F-7 and explain to us what you mean by your statement that original registered capital of Dianxun-VIE was adjusted down from $1.25 million to $125,000 to reflect that fair value of NAV at the time of acquisition. Please also tell us what NAV represents and how you accounted for this write-down on your consolidated financial statements.

Response -Unlike the U.S., where corporations can be established with little or no capital, Chinese law often requires entrepreneurs to show evidence of having a large sum of money as “registered capital” in order to register a company. Accordingly, Chinese entrepreneurs often borrow a large sum of money to show evidence of owning the money, then, after the company is registered, most of the registered capital is immediately withdrawn from the company to repay the loan. When we accounted for Dianxun-VIE at the time of our acquisition, we immediately adjusted down Dianxun-VIE’s registered capital to reflect the true capital that was in Dianxun-VIE. As our Company’s books, beginning from the date of acquisition, only reflected the $125,000 (and never reflected the $1.25 million), no write-down was necessary for our Company’s books. Please also refer to Note 5 “Commitments and Contingencies” to our consolidated financial statements under the caption “MINIMUM STATED CAPITAL REQUIREMENTS” for additional discussion re the “registered capital” of the company.

9.
Further, explain to us what you mean by your disclosure in the 1st paragraph on page F-8, “The initial capital investments in these VIEs were not funded by us but we have provided loans to these VIEs to fund their R&D and expansion plans and therefore no goodwill was generation from the consolidation of the VIEs.” Please also clarify your disclosure.

Response - Our relationship to these VIEs is a debtor-creditor relationship as we have only provided loans to these VIEs for their future business expansion. Accordingly there is no direct ownership of the primary beneficiary in the VIE, i.e. we are not the shareholders of these VIEs. Based on our review of FIN 46 (R), the primary beneficiary has made an assessment that the VIEs should be consolidated. Goodwill would arise if both the VIEs are determined to be a business and there is excess cost attributable to the VIEs in excess of the fair value of the net assets of the VIEs. However, as the creditors of the VIEs would not have recourse to our Company in the event of financial difficulties with the VIEs, our Company does not have economic risk exceeding the notional amount of the loans. Therefore, there is no excess cost for the VIEs, and therefore no goodwill recorded.

Our disclosure will be revised to delete the second part of the sentence referring to goodwill and will read as follows:

“The initial capital investments in these VIEs were not funded by us but we have provided loans to these VIEs to fund their R&D and expansion plans.”

We believe the remaining disclosures in the same paragraph adequately describe the Company’s position with respect to the VIE disclosures.

Goodwill and Purchased Intangible ASSETS, page F-8

10.
We refer to your statement in the 2nd paragraph on page F-9 “At the time of acquisition, the fair value of assets and liabilities was determined based on book value minus any potential write-down, if any.” Does this mean that you record the assets and liabilities assumed in your acquisition at the value they were recorded on the acquiree’s financial statements (less any write-down)? Please also clarify your disclosure.

Response - Yes, we recorded the assets and liabilities assumed in the acquisition based on the value they were recorded on the acquiree’s financial statements (less any write-down to fair market value).

“Under GAAP, the fair value of an assets is the amount at which asset could be bought or sold in a current transaction between willing parties, other than in a liquidation. On the other side of the balance sheet, the fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, other than in liquidation. If available, a quoted market price in an active market is the best evidence of fair value and should be used as the basis for the measurement. However, if a quoted market price is not available, preparers should make an estimate of fair value using the best information available in the circumstances. ” From SEC’s website (http://www.sec.gov/news/speech/spch436.htm)

Although a quoted market price is the best evidence of fair value, in many circumstances, the market prices for our assets and liabilities are unavailable and difficulties occur when making estimates of fair value. As a result, we estimate the fair value of assets and liabilities apart from intangible assets for acquired subsidiaries based on adjusted book value. Since the assets and liabilities of the acquiree’s were only recently acquired, we can reasonably assume that book value approximates fair value. As a result, we estimate the fair value of assets and liabilities apart from intangible assets for acquired subsidiaries based on adjusted book value.

Our disclosure will be revised as follows:

“At the time of acquisition, the fair value of assets and liabilities was determined based on book value minus any potential write-down, if any, to reflect the fair value of the assets and liabilities acquired in the transaction.”

2. Business Acquisitions, page F-15
PacificNet Clickcom Limited, page F-18

11.
Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Clickcom-BVI and Clickcom-WOFE. However, since you concluded that you were the primary beneficiary of Dianxun-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Dianxun-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46øR÷. In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Clickcom-BVI, Clickcom-WOFE and Dianxun-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance.

Response -We only allocated the purchase price to the assets and liabilities of Clickcom-BVI and Clickcom-WOFE. According to paragraph 21 of FIN 46 (R), ”The excess, if any, of (a) the fair value of the newly consolidated assets and (b) the reported amount of assets transferred by the primary beneficiary to the variable interest entity over (1) the sum of the fair value of the consideration paid, (2) the reported amount of any previously held interests, and (3) the fair value of the newly consolidated liabilities and noncontrolling interests shall be allocated and reported as a pro rata adjustment of the amounts that would have been assigned to all of the newly consolidated assets as specified in paragraphs 44 and 45 of FASB Statement No. 141, Business Combinations, as if the initial consolidation had resulted from a business combination.”

However, in the case of this VIE, there was no excess cost. The excess cost issue only exists in consolidating VIEs that are not under common control with the primary beneficiary because commonly controlled primary beneficiaries and VIEs would be consolidated at carrying values (i.e., there can be no excess cost when compared to carrying amounts).

The book values on Dianxun-DE’s books approximated fair value, and therefore there we could reasonably assume that book value was equivalent to fair value. As a result, no special identification of tangible and intangible assets at fair value was necessary; and because there was no excess cost issue, no goodwill was recorded. The equity of Dianxun-DE was recorded as minority interest in the financial statements.

We don’t believe any further revisions are necessary.

12.
Please also note that if your revised accounting results in you recording additional tangible long-lived assets and identifiable intangible assets, we would expect your depreciation and amortization expense to increase for 2005.

Response - This comment would not apply since we do not believe a revision is necessary per our response to comment 11,

13.
Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of December 31, 2005 and the amount that represents continent consideration. Further, tell us whether the $527,826 figure included in the table at the bottom of page F-18 represents the purchase price as of December 31, 2005. If so, clearly indicate this fact in your disclosure.

Response - As previously disclosed, the total purchase price approximated one million dollars, payable in 30% cash and 70% in restricted shares of PACT common stock. As of December 31, 2005, the total purchase price recorded was $527,826 consisting of cash and common stock of $267,826 and $260,000, respectively. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, no additional cost has been recorded at the acquisition date for the contingency based on earnings. An additional cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. We based our accounting treatment on the provisions of SFAS 141, paragraph 28, which states:

“Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.

We have revised the second paragraph of the note disclosure to discuss the entire amount of contingent consideration as follows:

“The total purchase consideration for 51% of Clickcom is approximately one million, which is payable 30% in cash and 70% in restricted shares of PACT. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits, through the issuance of 130,000 restricted shares of common stock of PacificNet. As of December 31, 2005, cash consideration of $267,826 and stock consideration of $260,000, representing 52,000 restricted shares of PACT common stock valued at $5.00 per share, was recorded as the cost of the acquisition. Total unearned purchase consideration in the form of common stock to be distributed based on the achievement of earnings was 78,000 restricted shares. PacificNet will also issue warrants to purchase 50,000 shares of PacificNet's common stock. The warrants are considered contingent consideration and have not been valued as the contingency has not been met. (See Note 5)”

We have revised the sixth paragraph of the note disclosure to discuss the entire amount of contingent consideration as follows:

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for the Clickcom acquisition was based on a management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Clickcom. Accordingly, the operating results of Clickcom have been consolidated with those of the Company starting March 28, 2005. Pursuant to SFAS 141 "Business Combinations", the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$600,000 for 12 months ended December 31, 2005 is available. Accordingly, the contingent consideration of 78,000 restricted shares has not been reflected in the consolidated financial statements of the Company as of December 31, 2005 due to the performance target not being met.

14.
We note in the last paragraph on page F-18 that the operating results of Clickcom have been consolidated with those of the Company starting December 16, 2004. However, in the middle of page F-19 you disclose that PacificNet included the financial results of Clickcom in the consolidated 2005 financial results from the date of acquisition, March 28, 2005. Please clarify.

Response - The operating results of Clickcom were actually consolidated with those of the Company starting March 28, 2005. The note has been revised to clarify the inconsistency. See revision in response above to comment #13.

15.
We note from your pro forma consolidated financial information table on page F-19 that your 2004 pro forma revenue was only $169 thousand more than your 2004 consolidated revenue shown on your income statements. Does this mean that Dianxun-DE only had $169 thousand of revenue for the year ended December 31, 2004? If not, explain to us in detail how you calculated the pro forma amounts.

Response - Yes, Dianxun-DE only had $169,000 of revenue for the year ended December 31, 2004.

Guangzhou 3G Information Technology Co., LTD. Page F-19

16.
Your disclosure seems to indicate that you only allocated the purchase price to that assets and liabilities of Guangzhou 3G-BVI and Guangzhou 3G-WOFE. However, since you concluded that you were the primary beneficiary of Sunroom-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Sunroom-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Guangzhou 3G-BVI, Guangzhou 3G-WOFE and Sunroom-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraph 37 through 39 of SFAS 141 for guidance.

Response -.Based on FIN 46(R), we consolidated the assets and liabilities of Guangzhou 3G-BVI and Guangzhou 3G -WOFE. Since the assets and liabilities on the acquiree’s were only recently acquired, we can reasonably assume that book value approximates fair value. As a result, we estimate the fair value of assets and liabilities apart from intangible assets for acquired subsidiaries based on adjusted book value.

Also based on FIN 46 (R), we consolidated the assets and liabilities of Sunroom-DE at book value for the same reasons as above. The equity (at book value) of Sunroom-DE was recorded in minority interest.

17.
Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchases price as of December 31, 2005 and the amount that represents contingent consideration. Further, tell us whether the $4,294,200 figure included in the table at the bottom of page F-20 represents the purchases price as of December 31, 2005. If so, clearly indicate this fact in your disclosure.

Response - As previously disclosed, the total purchase price for 51% controlling interest was approximately $5.9 million, payable 29% in cash and 71% in restricted shares of PacificNet. As of December 31, 2005, the total purchase price recorded was $4,294,200 consisting of cash and common stock of $1,683,000 and $2,611,200, respectively. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, no additional cost has been recorded at the acquisition date for the contingency based on earnings. An additional cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. We based our accounting treatment on the provisions of SFAS 141, paragraph 28, which states:

“Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.

We have revised the second paragraph of the note disclosure to discuss the entire amount of contingent consideration as follows:

“The purchase price for 51% controlling interest is approximately $5.9 million which is payable 29% in cash and 71% in restricted shares of PacificNet. The purchase price includes $500,000 cash payable to Guangzhou 3G, and the remaining amount payable to the selling shareholders through the issuance of 522,750 restricted shares of common stock of PacificNet plus $1.18 million cash payable to the sellers upon achievement by Guangzhou 3G of certain quarterly earn-out targets based on net profits. As of December 31, 2005, cash consideration of $1,683,000 and stock consideration of $2,611,200, representing 326,400 restricted shares of PACT common stock valued at $8.00 per share, was recorded as the cost of the acquisition. Total unearned purchase consideration in the form of common stock to be distributed based on the achievement of earnings was 196,350 restricted shares. PacificNet also issue warrants to purchase 100,000 shares of PacificNet's common stock. The warrants have never been issued since it is contingent upon a certain earning milestone which has not been met.”

We have revised the sixth paragraph of the note disclosure to discuss the entire amount of contingent consideration as follows:

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Guangzhou3G acquisition is based on a management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Guangzhou3G. Accordingly, the operating results of Guangzhou 3G have been consolidated with those of the Company starting March 30, 2005. Pursuant to SFAS 141 "Business Combinations", the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$2,000,000 for the 12 months ended December 31, 2005 is available. Accordingly, the contingent consideration of 196,350 shares has not been reflected in the consolidated financial statements of the Company as of December 31, 2005.

Shenzhen GuHaiGuanChao Investment Consultant Company Limited (“ChinaGoHi”), page F-21

18.
Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchases price as of December 31, 2005 and the amount that represents contingent consideration. Further, tell us whether the $ 4,888,861 figure included in the table at the bottom of page F-22 represents the purchases price as of December 31, 2005. If so, clearly indicate this fact in your disclosure.

Response - As previously disclosed, the total purchase price for 51% controlling interest was approximately $10.2 million, with $3.6 million payable in cash and 71% in restricted shares of PACT. As of December 31, 2005, the total amount of cash and stock consideration was $2,275,000 and $1,100,000 respectively. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, no additional cost has been recorded at the acquisition date for the contingency based on earnings. An additional cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. We based our accounting treatment on the provisions of SFAS 141, paragraph 28, which states:

“Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.

We have revised the related paragraph within the note disclosure to discuss the entire amount of contingent consideration as follows:

“In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for ChinaGohi acquisition is based on management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over ChinaGohi. Accordingly, the operating results of ChinaGohi have been consolidated with those of the Company starting December 19, 2005. Pursuant to SFAS 141 "Business Combinations", the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$4,500,000 for 15 months ending December 31, 2006 is available. Accordingly, the contingent consideration of 687,500 restricted shares and cash of US$1,325,000 have not been reflected in the consolidated financial statements of the Company as of December 31, 2005.

19.
In relation to this acquisition, please explain to us your consideration of Item 310 (c) of Regulation S-B. Please tell us what the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle was for ChinaGoHi for their most recently completed fiscal year.

Response
We considered Item 310 (c) of regulation S-B and performed the following tests to determine our reporting requirements for the financial statements of the business acquired. The computations were based on our most recent annual financial statements as of and for the year ended December 31, 2004:

1.	the ratio of investment in ChinaGoHi to total assets based on (2) (i) was computed as follows: $10,200,000 / $ 32,653,000 = 31.2%;
2.	the ratio of proportionate share of the total assets of ChinaGoHi to total assets based on (2) (ii) was computed as follows: $3,747,261*51% / $32,653,000 = 5.9%;
3.
the ratio of income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of ChinaGohi to PacificNet based on (2)  (iii) was computed as follows: $2,334,633 *51% / $817,000 = 146%.

In accordance with the conditions met in Item 310 (c) (3) (i), we have audited the two most recent fiscal years (i.e. Year 2003 and year 2004) financial statements of ChinaGoHi, which will be filed via an amendment to the 8-K filing originally made on December 20, 2005.

3. Investment in Affiliated Companies, page F-23
Take 1 Technologies Group Limited, page F-23

20.
Please explain to us in detail how you accounted for the reduction of you equity interest in Take 1 from 30% to 20%, your repurchase of 149,459 of your common shares and your issuance of the Convertible Loan.

Response - The transactions were accounted for as follows:

(1) common shares
The original total investment cost for Take 1 was $1,156,812 [$385,604 (cash) + $771,208 (149,459 common shares x $5.16)], representing a 30% interest in Take 1. Subsequently (Refer to page 33 and F-24 in 2005 10K) PacificNet repurchased 149,459 shares of PacificNet shares that had been previously issued to the majority owner of Take 1..The Company intends to cancel these repurchased shares subsequent to the year end. Therefore, the journal entry is shown as follows, decreasing investment and reducing capital.

Dr: Capital 14.9459 (149,459*.0001)
Dr: Additional paid-in capital 771,193.4941 (149,459*5.16-149,459*.0001)
Cr: Investment in affiliated companies 771,208.44

This decrease in investment resulted in a reduced 20% equity stake in Take 1.

(2) Convertible Loan
Refer to Page F-24 in 10K 2005, in addition to PacificNet’s existing loan of $769,000 (or HK$6,000,000), PacificNet will advance a new loan of $256,000 (or HK$2,000,000) to Take 1 (collectively called `Convertible Loan'). "Conversion terms of the Convertible Loan provide PacificNet an option at any time during the Term to convert in part or in whole of the then outstanding loan principal up to $1,025,000 (or HK$8,000,000) into shares of Take 1 to reach 51% ownership of Take 1."

The loan of Take 1 was $769,000 (or HK$6,000,000) at December 31, 2005 and the balance recorded under the caption "Loan receivable from related parties". According to the agreement with Take 1, PACT paid the loan of $256,000 (or HK$2,000,000) to Take 1 in March 2006 and recorded it under the caption "Loan receivable from related parties" as well. The entry is indicated as follows:

Dr: Loan receivable from related parties 256,000
Cr: Cash 256,000

The entry related to partly or wholly loan receivable transferred to the shares of Take 1 for the future period will show as follows:

Dr: Investment in affiliated companies XXXX
Cr: Loan receivable from related parties XXXX

Note 10-Subscription Payable, page F-27

21.
We note the 2nd paragraph of this footnote; however it is unclear to us what this subscription payable represents. Please explain to us and expand your disclosure to clearly indicate what this subscription payable is. Further, explain to us your GAAP basis for classifying it as a liability on your balance sheet as of 12/31/05.

Response - A basis for classifying subscription payable as a liability on the balance sheet can be found in ARB 43, Chapter 3A, paragraph 8, which states the “concept of current liabilities would include estimated or accrued amounts which are expected to be required to cover expenditures within the year for known obligations”. The subscription payable represents the first cash payment of $775,000 at December 31, 2005, due to the original shareholders of ChinaGoHi in connection with PACT’s acquisition

According to the agreement for the acquisition of ChinaGoHi, the total purchase consideration at the acquisition date approximated $10,200,000, which included the following:

(1) Cash for original shareholders of ChinaGoHi: $2,100,000 (payable in installments based on the terms and conditions; the payable amount is $775,000 at December 31, 2005);
(2) PACT common stock for original shareholders of ChinaGoHi: $6,600,000 (825,000 x $8 per share); and
(3) Cash for registered capital of ChinaGoHi: $1,500,000.

The disclosure will be revised as follows:

10. SUBSCRIPTION PAYABLE

In December 2005, the Company executed agreements and acquired controlling interests in Shenzhen GuHaiGuanChao Investment Consultant Company Limited ("ChinaGoHi"), a wholly owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China. See note 2 for details regarding the acquisitions.

According to the agreement for the acquisition of ChinaGoHi, the total purchase consideration at the acquisition date approximated $10,200,000, which included the following:

(1) Cash for original shareholders of ChinaGoHi: $2,100,000 (payable in installments based on the terms and conditions; the payable amount is $775,000 at December 31, 2005);
(2) PACT common stock for original shareholders of ChinaGoHi: $6,600,000 (825,000 x $8 per share); and
(3) Cash for registered capital of ChinaGoHi: $1,500,000.

Accordingly, subscription payable of $775,000 represents the installment payment in cash due under the terms and conditions of the Sale and Purchase Agreement at December 31, 2005.

12. Stockholders’ Equity, page F-27
a) Common Stock

22.
Refer to the 2nd to last paragraph on page F-27 and explain to us your basis for valuing the 20,000 shares issued for investor relation services at $3.10 per share. In this regard, we note that your stock traded significantly above $3.10 per share throughout 2005. Please also tell us when these shares were issued, what date you used as the valuation date and what period the investor relation services were provided over.

Response ---The investor relations consulting agreement between PacificNet Inc. and CEOcast, Inc. was signed on June 8, 2005 for a period of one year. However, as any prudent customer, we did not hurry into issuing PACT shares right away, pending on satisfactory achievements by CEOCast in the first few months. After repeated requests by CEOCast for us to issue, we only issued 20,000 restricted shares to CEOCast on Nov 28, 2005. The closing price of PACT on Nov 28 was $6.44/share, way down from $8.35/share on Nov 11 just prior to our disappointing Q3 earnings announcement. Due to the fact that the shares were restricted and CEOCast could not sell for at least 1 year, and the prospect of PACT at that point was grim due to the 23% fall from $8.35 to $6.44 and the registration of these 20,000 shares was uncertain, we priced the “fair value” of the restricted shares at a substantial discount (48% of the full market price of $6.44 = $3.1.) If these same shares were fully registered and freely tradable shares, they would be valued at $6.44/share. In addition, the cash margin value of any restricted stock such as PACT at any brokerage is about 25% at best, so the 48% cash value of a restricted stock represented a fair market value that could be accepted by CEOCast or any alternative investor relations firm.

We further concluded the reduction in the valuation was appropriate per our review of the provisions of FAS 123, paragraph 8, which states “all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.” We determined the value of the consideration received for the services rendered was more reliably measurable after applying the discount methodology above and CEOCast agreed to accept this number of shares as the fair value of compensation for services rendered from the beginning of the contract date to the date of issuance.

13. Income Taxes, page F-29

23.	Please revise to comply fully with the SFAS 109 disclosure requirements.

Response - The note will be revised to comply fully with the SFAS 109 requirements.

16. Restatement and Correction of Error, page F-23
2005 Quarterly Reviews (unaudited), page F-34

24.	Please revise to also disclose the restatement of your quarterly Statement of Cash Flows.-

Response - The disclosure will be revised to include the following cash flow data:

PacificNet Inc. and subsidiaries
Consolidated Statement of Cash Flows
(In thousands of United States dollars)

	Three months ended March 31,2005		Six months ended June 30,2005		Nine months ended September 30,2005
	Previously reported	As restated	Previously reported	As restated	Previously reported	As restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	415	415	1,008	1,008	1,619	1,619
Adjustment to reconcile net earnings to net cash used in operating activities:
Equity loss (profit) of associated company		-	(4)	(4)	(12)	(12)
Provision for income tax	(10)	-	57	64	43	51
Minority Interest	(198)	417	811	1,304	1322	1,916
Depreciation and amortization	43	43	141	141	274	274
Changes in current assets and liabilities net of effects from purchase of subsidiaries:
Decrease in restricted cash			2,796
Increase in loan receivables			(3,238)
Accounts receivable and other current assets	(1976)	(2,153)	(975)	(2,027)	(2,832)	(3,029)
Inventories	(430)	(430)	(891)	(891)	(452)	(452)
Accounts payable and accrued expenses	(1482)	(2,137)	221	295	338	(234)
Net cash used in operating activities	(3,638)	(3,845)	(74)	(110)	300	133

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash		-		2,796	3,132	3,132
Increase in purchase of marketable securities	(36)	(36)	(421)	(421)	(409)	(409)
Acquisition of property and equipment	63	63	(1,200)	(1,341)	(1,346)	(1,844)
Acquisition of subsidiaries and affiliated companies	(233)	(233)	(3,984)	(1,183)	(2,238)	(1,183)
Increase in loan receivables from third parties				(2,081)		(1,597)
Increase in loan receivable from related parties				(1,157)		(1,349)
Net cash used in investing activities	(206)	(206)	(5,605)	(3,387)	(861)	(3,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to minority interest shareholders	(339)
Increase in loan receivables from third party					(1,597)
Increase in loan receivable from related parties					(1,349)
Increase in loan payable to related parties	467	467	390	390	513	513
Advances (repayments) under bank line of credit	(836)	(582)	142	142	(7)	(7)
Increase (repayment) of amount borrowed under capital lease obligations		30	62	62	29	29
Increase in share consideration post acquisition of subsidiaries			1,977
Proceeds from exercise of stock options and warrants	111	111	981	981	981	981
Advances under bank loans		(284)	727	727	5	5
Net cash provided by financing activities	(597)	(258)	4,279	2,302	(1,425)	1,521

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,441)	(4,309)	(1,400)	(1,195)	(1,986)	(1,596)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,764	6,764	6,764	6,764	6,764	6,764
CASH AND CASH EQUIVALENTS, END OF PERIOD	2,323	2,455	5,364	5,569	4,778	5,168

CASH PAID (RECEIVED) FOR:
Interest	45	45	127	127	182	182
Income taxes	34	34	-	34	34	34

NONCASH INVESTING AND FINANCING ACTIVITIES:
Investment in subsidiaries acquired through issuance of common stock			1,977	1,977	2,762	2,871

From 10-QSB for the quarter ended March 31, 2006
Consolidated Statement of Cash Flows, page 6

25.
Please tell us whether any of the $6.3 million shown in the Accounts receivable and other current assets line item relates to receivables acquired in acquisitions. If so, explain to us why you believe it is appropriate to reduce net income by these acquired receivables to arrive at cash used in operating activities. In this regard, we note your working capital discussion on page 22 that the increases in accounts receivable are mainly attributable to the newly acquired subsidiaries.

Response -The $6.3 million shown in the Accounts receivable and other current assets line item only included increased receivables generated after acquisition of the subsidiaries, not receivables at the date of acquisition of the subsidiaries.

In the discussion of working capital, the disclosure is clarified as follows:

“The increase in accounts receivable was attributable to both our existing subsidiaries and to post-acquisition generated receivables for new subsidiaries.”

26.
Refer to your convertible debenture discussion on page 13 and explain to us where you recorded on the cash flow statement the $449,500 payment made to C.E. Unterberg, Towbin L.L.C. and the $50,000 payment made to Maxim Group.

Response -The computation of the caption "Accounts receivable and other assets" in the consolidated statement of cash flows includes these costs. As previously disclosed ,the issuance costs are included in “Other assets - debt issuance costs” on the balance sheet and will be amortized to expense over the life of the debenture (three years).

3. Earnings per Share, page 8

27.
Refer to your convertible debenture discussion on page 13 and explain to us why you did not include within your diluted EPS calculation the 800,000 shares that are issuable upon conversion of the convertible debentures. If these shares could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the quarter ended March 31, 2006, please disclose this fact in accordance with paragraph 40c of SFAS 128. Otherwise, please revise.

Response - The reason why we did not include 800,000 convertible debentures in Q1 diluted EPS calculation is that the conversion price for each share is US$10, while the market price of our share as at March 31 of 2006 is US$7.39. Those convertible debts would be anti-dilutive based on first quarter market price and further will not affect our basic EPS for Q1. However, according to 40c of SFAS 128, we should disclose those convertible debts that could potentially dilute basic EPS in the future.

The related disclosure will be revised as follows:

“Dilutive EPS for first quarter of 2006 exclude the potential dilutive effect of 766,000 (2005: 400,000) warrants and 800,000 shares issuable upon conversion of the convertible debentures because their impact would be anti-dilutive based on current market prices.”

4. Business Acquisitions, page 8
Guangzhou Wanrong Information Technology Co., Limited, page 8

28.
We note from the table at the top of page 9 that you did not allocate any of the purchase price of this acquisition to intangible assets other than goodwill. Please tell us whether you consider the SMS services numbers for China Mobile and China Unicom and the integrated value-added mobile services system acquired in this acquisition to be intangible assets as defined by paragraph 39 of SFAS 141. If so, explain to us why you did not allocate any of the purchase price to these intangible assets. Otherwise, explain to us in detail why you do not consider them to be intangible assets. Refer also to paragraphs A10 through A28 of Appendix A of SFAS 141 for guidance.

Response - In relation to the definition of intangible assets stated in paragraphs 39 of SFAS 141, we did not consider the SMS services numbers for China Mobile and China Unicom and the integrated value-added mobile services system acquired in this acquisition as intangible assets. Acquired intangible assets are normally separately recognized if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Since the Chinese legal environment make this difficult in practice, the SMS services numbers and integrated value-added mobile services system are not considered identifiable assets, and are therefore not assigned fair values.

29.
Revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of March 31, 2006 and the amount that represents contingent consideration. Further, tell us whether the $646,158 figure included in the table at the top of page 9 represents the purchases price as of March 31, 2006. If so, clearly indicate this fact in your disclosure.

Response - As previously disclosed, the total purchase price for 51% of the equity interest of Guangzhou Wanrong was approximately US$1.75million, payable 21% in cash and 79% in restricted shares of PacificNet common stock valued at $8 per share, or about 173,000 restricted shares. As of March 31, 2006, the total purchase price recorded was $646,518 consisting of cash and common stock of $369,822 and $276,696, respectively. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, no additional cost has been recorded at the acquisition date for the contingency based on earnings. An additional cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. We based our accounting treatment on the provisions of SFAS 141, paragraph 28, which states:

“Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.

We have revised the related paragraph of the note disclosure to discuss the entire amount of contingent consideration as follows:

“As of March 31, 2006, the total purchase price recorded was $646,518 consisting of cash and common stock of $369,822 and $276,696, respectively. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, no additional cost has been recorded at the acquisition date for the contingency based on earnings. An additional cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. Total unearned purchase consideration in the form of common stock to be distributed based on the achievement of earnings was 138,348 _restricted shares. As of March 31, 2006, goodwill of $461,468 represents the excess of the purchase price over the fair value of the assets acquired and is not deductible for tax purposes. The total amount of goodwill by reportable segment for Value-added Telecom Services was $10,045,253 (see Note 9).”

PacificNet IMOBILE (Beijing) Technology Co., Limited, page 10

30.
Refer to the 1st paragraph under this caption and tell us whether you allocated any of the purchase price to iMobile’s two Internet portals, one WAP portal and the agreement to be the designed Internet distributor for Motorola, Nokia, and NEC mobile products in China. Please explain to us in detail your consideration of paragraph 39 and paragraphs A10 through A28 of SFAS 141 in making this determination.

Response - Acquired intangible assets are normally separately recognized if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Since the Chinese legal environment make this difficult in practice, these assets are not considered identifiable assets, and are therefore not assigned fair values. Therefore, we did not treat them as intangible assets according to paragraph 39 of SFAS 141 and further didn’t allocate any of the purchase price to them.

31.
Please revise your disclosure to clearly indicate the amount of cash and stock consideration that was issued and considered part of the purchase price as of March 31, 2006 and the amount that represents contingent consideration. Further, revise to include the disclosures required by paragraph 51e and paragraphs 54-55 of SFAS 141.

Response -
As previously disclosed, the total purchase price for 51% equity interest was approximately $1.8 million, payable 14% in cash and 86% in restricted shares of PacificNet valued at $8 per share, or about 191,875 restricted shares. The restricted shares portion of the purchase price is payable upon achievement of certain quarterly earn-out targets based on net income. Accordingly, as of March 31, 2006, no purchase price had been recorded to reflect the restricted shares. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, this cost was not recorded at the acquisition date for the earnings-based contingency. This cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. We based our accounting treatment on the provisions of SFAS 141, paragraph 28, which states:

“Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.

As we are the primary beneficiary of this purchase, we recorded more than $1 million of revenue in 1Q of 2006 from IMobile.

We have revised the related paragraph of the note disclosure to discuss the entire amount of contingent consideration as follows:

“As of March 31, 2006, the total purchase price recorded was $0 consisting of cash and common stock of $0 and $0, respectively. Since the common stock consideration issuable by PACT is based on the achievement of certain net income milestones, no additional cost has been recorded at the acquisition date for the contingency based on earnings. An additional cost of the acquired entity will be recorded when the contingency based on earnings is achieved and the additional consideration is distributable. Total unearned purchase consideration in the form of common stock to be distributed based on the achievement of earnings was 191,875 restricted shares.

8. Convertible Debentures, page 13

32.	Please file all agreements related to your convertible debentures and warrants issuances with your next amendment. Otherwise, please advise.

Response - We incorporated the Securities Purchase Agreement, Form of Debenture and Form of Warrant by reference into the Annual Report on Form 10-KSB, since they were filed with the Current Report on Form 8-K announcing the transaction that was filed on March 6, 2006.  The only documents that were not filed were the Voting Agreement Letters to the Purchasers of the Debentures and Warrants, signed by Sino Mart Management Ltd., Tony Tong, Victor Tong and Sean Wang, and the Lock-up Agreement, dated March 13, 2006, signed by Tony Tong, Victor Tong and Sean Wang.  We will file these agreements.

10. Related Party Transactions, page 15

33.	In light of the $1,026,000 loan outstanding from Take 1 as of March 31, 2006, please explain to us your consideration of FIN 46(R) in accounting this investment. Also tell us when this loan is due.

Response - According to the terms of the loan, the principal and interest is guaranteed by two major shareholders of Take 1 and we have determined they have the requisite ability to pay back the loan as needed. Per FIN 46 (R), we have not consolidated Take 1 as a VIE because we have determined that Take 1 has (1) sufficient equity investment at risk and (2) the Take 1 shareholders do have the characteristics of a controlling financial interest--- they participate in decision-making processes, they share in returns generated by Take 1, and they have the ability to absorb losses by Take 1. The loan matures on March 8, 2009.

34.
Please explain to us in greater detail the nature and terms and condition of the loan receivable due from the shareholder of Yueshen. For example, tell us when this loan was made in relation to your acquisition of Yueshen, when it is due and what your assessment of the likelihood of collection is.

Response - The relevant details are as follows:

Currency	loan principal	Date	Due on	Amount likely to be collected
USD	250,000.00	2004-2-16	2006-2-16	250,000.00
USD	250,000.00	2004-11-21	2005-3-20	250,000.00
USD	250,000.00	2004-12-9	2005-3-1	250,000.00
USD	250,000.00	2005-4-21	2005-10-20	250,000.00
USD	250,000.00	2005-5-15	2005-11-15	250,000.00
TOTAL(USD)	1,250,000.00			1,250,000.00

Loans to the YueShen shareholder are collateralized by marketable securities of PACT worth approximately $849,920 , so we feel confident that the loan will be repaid

35.
Refer to the 6th paragraph on page 15 and explain to us your basis for classifying the loan receivable due from shareholder of Clickcom VIE as a current asset given that it is due on August 30, 2007. Refer also to the 2nd to last paragraph on page 15 and tell us when the loan receivable due from a company owned by a shareholder of ChinaGohi is due.

Response - Refer to the paragraph 3 of Chapter 4A, ARB No. 43, the loan due from shareholder of Clickcom VIE as a current asset is a receivable due on August 30, 2007; however, this loan can be recognized to be received or collected any time within one year period (during normal operating cycle of the business). Accordingly, we believe we have appropriately classified it as a current asset.

The loan receivable from shareholder of ChinaGoHi is due on December 31, 2006.

11. Commitments and Contingencies, page 16

36.
We refer to the 4th paragraph on page 16 where you indicate that Dianxun initially obtained a certificate from the PRC authority to transact business and according to the PRC Telecommunication Rules. Tell us whether Dianxun obtained this certificate prior to your acquisition of Dianxun, and if so, what value you assigned to this certificate upon acquisition. Explain to us your GAAP basis for your accounting.

Response - Dianxun did obtain this certificate prior to the acquisition of Dianxun but no value has assigned to this certificate upon acquisition. See our response to your comment #8 above for further details.

12. Other Current Assets, page 17

37.	Tell us what is included within the $3.1 million Other receivables balance and explain to us your GAAP basis for classifying these receivables as current assets.

Response - Per ARB 43, Chapter 4A, paragraph 3 which provides examples assets meeting the definition of current assets. “(d) receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within a year; (e) installment or deferred accounts and notes receivable if they conform generally to normal trade practices and terms within the business;…(g) prepaid expense, such an insurance, interest, rents, taxes, unused royalties, current paid advertising service not yet received, and operating supplies.”
In order to assist users of our financial statements, we have separately classified these receivables as Other receivables, which conforms to the definition of current assets as they are “collectible in the ordinary course of business within a year.” The breakdown of $3.1 million other receivables follows:

Unit in USD
Deposit for business development	Deposit for branch operations	Prepayment for VAS/Outsourcing programs making or copy right	Deposit for rent/purchasing office	Other prepayment
792,273.61	518,430.78	780,842.66	405,378.67	610,829.67

Item 2. Management’s Discussion and Analysis, page 17
Critical Accounting Policies and Estimates, page 18
Allowance for Doubtful Accounts, page 18

38.
We refer to your statement “In the event that our trade receivables become uncollectible, we would be forced to record additional adjustments to receivables to reflect the amounts at net realizable value.” Please tell us and disclose what adjustments have been recorded as of March 31, 2006 in order to reflect your receivables at net realizable value. Further, please provide us with a breakout of your receivables by aging category and explain to us your basis for your current recorded allowance. In addition, please disclose on the face of the balance sheet or in a note thereto the allowance for doubtful accounts and notes receivable in accordance with Rule 5-02(4) of Regulation S-X.

Response - We have not recorded any adjustments to receivables to reflect the amounts at net realizable value as of March 31, 2006 as our trade receivables, almost without exception, become ultimately collectible . Our Company has historically done business with some of China’s top companies and our clients have historically had excellent reputations and high standing in the business community.  Per F-11, we indicated that “The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimate of the overall economic conditions affecting the Company’s customer base…”Whenever we extend credit to a customer, we utilize our own rigorous, internal, proprietary system to evaluate the customer’s credit-worthiness. Examples from individual business units are as follows:

(1) The clients from ChinaGoHi investment consultant limited include Shenzhen Guangxin Investment Limited, Shangxu Magazine, Yijing Financial Software Technology Co.. They all have been evaluated as having excellent credit standing. Additionally, accounts receivable for ChinaGoHi are all secured by real property.  Therefore no allowance for doubtful debts has been made.
(2) Neither Sunroom and Wanrong have ever had credit issues with customers. On the principle of conservatism, these two subsidiaries book an allowance for doubtful debts as 0.5% of accounts receivable.
(3) Clickcom is a leading mobile internet company in China serving the major mobile operators, China Mobile, China Unicom, China Telecom and China Netcom. We therefore view these customers as extremely unlikely to become bad credits.
(4) No allowance for doubtful accounts for iMobile because iMobile’s operations are on a very short-term payment and collection cycle .Under normal circumstances, the accounts receivable period is around 30 days. Historically, there have been no bad debts and no allowance for doubtful accounts.

Per ARB 43, Chapter 3A, paragraph 9, “Accounts receivable net of allowances for uncollectible accounts, and for unearned discounts where unearned discounts are considered are effectively stated at the amount of cash estimated as realizable.” In 2005, the total allowances for doubtful accounts was immaterial to the overall consolidated financial statements at $5,147 [RMB8,296,400.89 (accounts receivables) *0.5%=RMB41,482] from Guangzhou Sunroom. No allowance for doubtful accounts was recorded by other subsidiaries. The amounts of accounts receivables recorded in PACT financial statements is the net amount which has deducted the allowance of account receivables of $5,147.

We will revise the disclosure for allowance for doubtful accounts on the face of the balance sheet in accordance with Regulation S-X. The aging at March 31, 20006 follows:

Company Name	Current	1-30 days	31-60 days	61-90 days	> 91days	Total(USD)
PacificNet Power Limited	-	1,746,281.41	-	12,356.52	25,232.27	1,783,870.21
PacificNet Communications Limited	-	937,026.51	-	375,579.65	295.50	1,312,901.66
PacificNet Solutions Limited	-	-	-	-	95,496.71	95,496.71
PacificNet AD Limited	4,854.92	14,059.18	12,076.70	-	-	30,990.81
PacificNet iMobile(Beijing) Technology Co .,Ltd	-	311,466.77	-	-	-	311,466.77
PacificNet Limited	-	-	8,772.23	16,356.58	555,598.98	580,727.79
Pacific Smartime Solutions Limited	-	209,991.65	140,985.26	134,164.53	193,739.51	678,880.95
PacificNet Clickcom Limited	-	58,272.77	55,726.98	72,079.23	202,215.41	388,294.39
Guangzhou Wanrong Information Technology Co.,Ltd	-	188,117.32	-	-	63,040.91	251,158.23
Guangzhou 3G Information Technology Co .,Ltd	-	-	-	283,986.84	436,393.70	720,380.54
Guangzhou Sunroom Information Industry Co.,Ltd	-	621,276.41	447,974.90	40,132.11	635,256.28	1,744,639.70
Shanghai classic Group Limited	-	446,809.54	-	-	-	446,809.54
PacificNet Epro Holdings Limited	1,353,260.39	408,044.45	134,969.82	324,857.99	273,354.82	2,494,487.47
PacificNet Inc	-	5,909.55	-	-	-	5,909.55
Beijing Linkhead Technologies Co .,Ltd	-	182,116.00	138,238.83	928,426.10	476,720.21	1,725,501.14
PacificNet Solutions Limited	-	102,280.72	-	-	-	102,280.72
Total	1,358,115.31	5,231,652.29	938,744.73	2,187,939.54	2,957,344.30	12,673,796.18

* * USD3,025,223.02 (58.8%) of the total AR>60 days has been collected since 31 March 2006.

Item 4. Controls and Procedures, page 24
Evaluation of Disclosure Controls and Procedures, page 24

39.
We note your disclosure on page 24 “Based upon this evaluation The CEO and CFO concluded that as of March 31, 2006 the Company’s disclosure controls and procedures contained significant deficiencies and material weaknesses.” In accordance with Rule 13(a) - 15(e) of the Exchange Act, please revise to clearly state whether your certifying officers concluded that your disclosure controls and procedure were effective or ineffective as March 31, 2006. If your certifying officers concluded that your disclosure controls and procedures were effective, please explain to us in detail how they came to this conclusion given the material weaknesses that were identified.

Response -We will revise the disclosures under Item 4. Controls and Procedures to include that the CEO and the CFO concluded that the Company’s disclosure controls and procedures as of March 31, 2006 were ineffective.

Form S-1 filed on May 15, 2006

40.
Since you are no longer filing as a small business issuer, please revise to comply fully with Regulation S-X and S-K. For example, you should include three years of income statements, statements of cash flows and statements of shareholders’ equity in accordance with Regulation S-X. Further, in accordance with Regulation S-K, you should discuss within MD&A the significant changes in financial statement line items between 2003 and 2004 as well as between 2004 and 2005.

Response -We will file an amendment to the Form S-1 to include the audited income statement, statement of cash flows and statement of shareholders’ equity for December 31, 2003. We will also revise the MD&A in the amendment to include a discussion of the significant changes in financial statement line items between 2003 and 2004.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me on my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,

/s/ Victor Tong
Victor Tong
President